Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

2002	2001	2000

Net income (loss)	$(480)	$1,010	$(398)

Class A Unitholders (ownership percentage)	x	99%	x	99%	X	99%

Net income (loss) allocable to Class A Unitholders	$(475)	$1,000	$(394)

Class A Units outstanding	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.06)	$0.13	$(0.05)